EHXIBIT 21.1

Subsidiaries

ACY E-175 LLC, a Delaware limited liability company

ACY SN 15129 LLC,  a Delaware limited liability company

ACY SN 19002 Limited,  an English limited liability company

ACY SN 19003 Limited,  an English limited liability company

JetFleet Holding Corp., a California corporation

JetFleet Management Corp., a California corporation

1314401 Alberta Inc., d/b/a JetFleet Canada, an Alberta, Canada corporation